202-508-8026
202-661-7421 (Fax)

WRITER’S EMAIL ADDRESS:

jesse.kanach@shearman.com

March 9, 2011

Via EDGAR Correspondence Filing

Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Fund” or the “Company”)
(File No. 811-21190)
Dear Ms. Browning:

This letter responds to comments from you and your colleague Richard Pfordte, as provided by telephone on February 25, 2011, to the Company’s Form N-2 filing made on February 2, 2011 (the “Registration Statement”).  On behalf of the Company, we also hereby request that, pursuant to section 8(c) of the Securities Act of 1933, the Registration Statement become effective as soon as possible.

Below, I identify the comments provided and offer our responses.  Our responses are organized in the order that the text relevant to the comments appears within the Registration Statement.1  As discussed, subsequent to our receiving the order granting effectiveness of the Registration Statement, we will file the Registration Statement pursuant to Rule 497.

1.
COMMENT:  You requested that, on the cover page of the Prospectus, a reference be made to the fact that the fund is a fund of hedge funds and that a reference be made to where the discussion of risks may be found.

RESPONSE:  In response to your comment, we have added the following new text:

“The Company seeks to implement its objectives principally through investing in investment funds managed by third-party investment managers that employ a variety of alternative investment strategies.  See the discussion of risks under the headings ”Types of Investments and Related Risks” and “Other Risks.”

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

2.
COMMENT:  You asked whether we would be filing, as an exhibit, an opinion of counsel and consent to its use as to the legality of the securities being registered, indicating whether they will be legally issued, fully paid, and nonassessable.

RESPONSE: In response to your comment, we confirm that the opinion of counsel and consent are filed as an exhibit to this filing.

Regarding FINRA’s review of the Registration Statement, FINRA reviewed the Company’s sales arrangements in connection with multiple prior filings (none of which is materially different from the present) and issued “no objection” opinions in each case.  We believe our present FINRA filing will receive the same treatment.

           The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed or declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed and declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the final Registration Statement.  The Company further acknowledges that it may not assert such comment process or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (202) 508-8026 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Jesse P. Kanach

Jesse P. Kanach

cc:	Richard Pfordte (SEC) Nathan J. Greene (S&S)